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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

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                                                         SEC File Number
                                                            33-22169-C
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                                                           CUSIP Number
                                                          862600  10  3
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(Check One):     [_] Form 10-KSB  [_] Form 11-K  [_] Form 20-F
                 [X] Form 10-QSB  [_] Form N-SAR

For Period Ended: December 31, 2001

          [_]  Transition Report on Form 10-K
          [_]  Transition Report on Form 20-F
          [_]  Transition Report on Form 11-K
          [_]  Transition Report on Form 10-Q
          [_]  Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

================================================================================
 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

     STRANDTEK INTERNATIONAL, INC.
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Full Name of Registrant


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Former Name if Applicable

     455 NORTH INDIAN ROCKS ROAD
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Address of Principal Executive Office (Street and Number)

     BELLEAIR BLUFFS, FLORIDA 33770
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, or Form N-SAR, or portion
   [X] thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

StrandTek International, Inc. (the "Company") was unable to file its Form 10-QSB for the quarter ended December 31, 2001 without unreasonable effort or expense within the prescribed time period for the reason described in this paragraph. The Company and its advisors fought a two-day, near losing battle in the February 13 - 14, 2002 time frame with a computer virus that began its relevant journey while counsel worked on documents for the Company, and spread from there to the Company and to its accountants. The time consumed in cleaning the virus not only from the draft Form 10-QSB and related working papers, but also from other infected documents at three sites and the relevant computers, delayed the completion and successful transmission to the financial printer of the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     WILLIAM G. BUCKLES, JR.        727              585-6333
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             (Name)             (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                      [_] Yes   [X] No

                                         Forms 10-QSB for fiscal year 2001

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                            [X] Yes   [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     Net sales increased $1,297,469 (121%) for the first 2002 quarter, from
$1,070,029 for the same quarter last fiscal year to $2,367,498, but gross loss decreased less than $4,000. Cost of sales ($3,264,956 in the first 2002 quarter versus $1,971,178 in the 2001 first quarter) as a percentage of net sales improved to 138% from 184% for the first quarter of 2001. The cost of sales in the first 2002 quarter was higher than expected due to certain inefficiencies in introducing a new product, slower than anticipated phase-ins of in-house processes and use of feed stock scrap in production, and higher than anticipated costs for sales samples. Net loss decreased by $344,925 between comparative quarters, to approximately $3,807,000 in the 2002 quarter. Also for the fist quarter of fiscal 2002, general and administrative expenses increased 43%, selling expenses declined 40%, and research and development, depreciation and amortization, and interest expenses increase 317%, 101% and 40%, respectively, over the first quarter of 2001.


                         STRANDTEK INTERNATIONAL, INC.
        ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     FEBRUARY 15, 2002              By:  /s/ WILLIAM G. BUCKLES, JR.
      -------------------------    ---------------------------------------------
                                     William G. Buckles, Jr., Vice President and
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

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